FOR IMMEDIATE RELEASE

ENTERRA ENERGY SCHEDULES 2003 FOURTH QUARTER AND YEAR END FINANCIAL RESULTS RELEASE

AND CONFERENCE CALL

$US11.8 MILLION FINANCING AND ACQUISITION COMPLETED

Calgary, Alberta – March 9, 2004 — Enterra Energy Trust (Nasdaq: EENC and TSX: ENT.UN) today announced that it will issue its financial results for the fourth quarter and year ended December 31, 2003 on Wednesday, March 17th prior to the opening of the stock market.  Management will also host a conference call later that morning at 11:00 a.m. ET, to discuss these results, recent corporate developments and the outlook for the Company.  Interested parties may participate in the call by dialing 973-317-5319.  Please call in 10 minutes before the conference is scheduled to begin and ask for the Enterra Energy conference call.  After opening remarks, there will be a question and answer period; questions may be e-mailed in advance to llatman@equityny.com.

This conference call will be webcast live over the Internet on the homepage of the Company’s website at www.enterraenergy.com.  To listen to the live call, please go to Enterra Energy’s website at least 15 minutes early to register, and if necessary, download and install any audio software.  If you are unable to listen live, the conference call will be archived and can be accessed for approximately 90 days.

On other news, Enterra announced that on February 17, 2004 it completed the private placement of 1,049,400 trust units at US$11.25 per unit for gross proceeds of approximately US$11.8 million.  The placement price was based on the 20 day weighted average trading price of Enterra’s trust units at the end of January 2004.  Gilford Securities Incorporated acted as Enterra’s agent in placing the trust units.  The private placement was limited exclusively to non-Canadian residents.  Enterra has agreed to register the re-sale of the trust units under applicable federal securities laws in the United States.  The proceeds of this financing, coupled with the previously announced US$16.5 million placement of trust units with Glickenhaus & Co. that is scheduled to close following registration of the units, is part of Enterra’s overall plan to fund past drilling, and recent and future acquisitions.  The Company is also contemplating a debt financing as part of this overall plan.

Enterra also announced that on January 30, 2004, it completed the previously announced acquisition of certain producing oil and gas properties in East Central Alberta, subject to some rights of first refusal on a small portion of the assets.  These properties produce approximately 1,800 boe/day, (1,600 bbls/day of oil and 1,200 mcf/day of natural gas), along with approximately 22,166 acres of undeveloped land.  “We believe there are optimization and development opportunities within this acquisition which exemplify our business strategy of purchasing properties with current production and upside through further development.  We expect this acquisition to be very accretive to Enterra,” said Luc Chartrand, President and CEO of Enterra.

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Enterra Energy Trust News Release

March 9, 2004

Headquartered in Calgary, Enterra Energy Trust is a Canadian oil and gas income trust operating in Western Canada.  The Trust acquires, operates, and exploits crude oil and natural gas wells, focusing on low risk and low cost development.  The Trust pays out a monthly distribution, of approximately 80% of cash flow, which since January 15, 2004 has been $.10 (U.S.).

This news release does not constitute an offer to sell or the solicitation of the offer to buy the securities.  The securities offered have not been registered under the United States Securities Act of 1933, or applicable United States state securities laws.  Unless so registered, the securities may not be offered or sold in the United States except pursuant to an exemption from the registration requirements of the Securities Act and applicable state securities laws.

Statements regarding anticipated oil and gas production and other oil and gas operating activities, including the costs and timing of those activities, are "forward-looking statements".  These statements involve risks that could significantly impact the Company.  These risks include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services and government regulation and foreign political risks, as well as other risks commonly associated with the exploration and development of oil and gas properties.

Contacts:	Investor Relations Counsel:
Enterra Energy Trust	The Equity Group
Luc Chartrand, Pres. & CEO (403) 213-2502	Linda Latman (212) 836-9609
Reg Greenslade, Chairman (403) 213-2507	Sarah Torres (212) 836-9611
Lynn Wiebe, CFO (403) 538-3237	www.theequitygroup.com
www.enterraenergy.com